ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 13, 2013

Renee Laws 617-235-4975 617-235-9905 fax Renee.laws@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust I (the “Registrant”)

Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of Brandywine Fund, a class of Brandywine Fund, Inc. (the “Acquired Fund”), by Brandywine Fund, a newly created series of the Registrant (the “Acquiring Fund”).

The Proxy Statement/Prospectus contained in the Registration Statement will be furnished in connection with a special meeting of stockholders of the Acquired Fund, at which time the stockholders of the Acquired Fund will be asked to vote on the proposed acquisition of the Acquired Fund by the Acquiring Fund. Included in the Registration Statement is the form of proxy for the stockholder meeting.

The Registration Statement relates solely to Brandywine Fund, a series of the Registrant. The Registration Statement does not supersede or amend any disclosure relating to any other series of the Registrant.

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on July 13, 2013 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee Laws

Renee Laws